                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549

                             ____________________

                                  SCHEDULE TO
                                (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

               URBAN IMPROVEMENT FUND LIMITED - 1973-II (Issuer)
                           (Name of Subject Company)

                        SP MILLENNIUM L.L.C. (Offeror)
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                     None
                     (CUSIP Number of Class of Securities)

                                  John Taylor
                             SP Millennium L.L.C.
                         1201 Third Avenue, Suite 5400
                           Seattle Washington 98101
                                (800) 398-6399
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                         on Behalf of Filing Persons)

                                With Copies to:
                             Daniel M. LeBey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219
                                (804) 788-8200

                           CALCULATION OF FILING FEE

      Transaction Valuation*                      Amount of Filing Fee
             $900,000                                   $180.00


     * Set forth the amount on which the filing fee is calculated and state how it was determined.


     This amount is based on a per unit offering priced of $200 for up to 4,500 limited partner units. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by SP Millennium L.L.C.

     [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:    N/A       Filing Party:  N/A
               Form or Registration No.:  N/A       Date Filed:    N/A

     [_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which this statement relates:

         [_]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [_]  going-private transaction subject to Rule 13e-3.

         [_]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by SP Millennium L.L.C., a Washington limited liability company (the "Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase up to 4,500 outstanding units (the "units") of limited partnership interests in Urban Improvement Fund Limited-1973-II, a California limited partnership (the "Partnership") at $200 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after the date of the Offer to Purchase (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated as of June 29, 2001 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1) (A) and (a) (1) (B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO.

Item 3.
         (c)(3) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (c)(4) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final orer enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 12. Exhibit Index

         (a)(1)(A) -- Offer to Purchase, dated June 29, 2001

         (a)(1)(B) -- Form of Letter of Transmittal

         (a)(1)(C) -- Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(1)(D) -- Cover Letter, dated June 29, 2001

Item 13. Information Required by schedule 13E-3.  Not applicable.

                                   Signature


After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 SP MILLENNIUM L.L.C.

                                 By:   /s/ John M. Orehek
                                     ---------------------------------
                                 Name:   John M. Orehek
                                 Title:  President

                                       3